Mail Stop 4561   June 23, 2008

Chung Won Kang
President and Chief Executive Officer
Kookmin Bank
9-1, 2-ga, Namdaemoon-ro, Jung-gu
Seoul, Korea 100-703

> **Re: Kookmin Bank**
> **Registration Statement on Form F-4**
> **Filed May 28, 2008**
> **File No. 333-151207**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1.   Please confirm that at the time the holding company is formed it will file a post-effective amendment adopting the registration statement and will file a new legal opinion at such time.

2.   Please note that Items 14(f) and (g) (1) of Form F-4 require you to furnish the information required by Items 3.A and 5 of Form 20-F for interim periods to the extent that such interim financial statements are included in your registration

statement. Please tell us how you have complied with these requirements or revise accordingly.

Cover Page

3.   Please include on the outside front cover page of the prospectus the title and amount of securities being offered in connection with the stock transfer. Refer to Item 501(b)(2) of Regulation S-K.

4.   The heading for the third column in the fee table on the cover page states that it is providing the "proposed maximum offering price per unit[.]" It does not appear that any units are involved in the exchange. Please revise or explain.

Where you can find more information, page i

5.   The correct address for the public reference room of the Securities and Exchange Commission is 100 F Street, NE, Washington, D.C. 20549. Please revise the second paragraph on this page accordingly.

6.   Please revise to highlight the statement regarding timely delivery of documents incorporated by reference. Refer to Item 2(2) of Form F-4.

7.   Please advise the staff if you have incorporated by reference all reports filed pursuant to sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the financial statements in the annual report that you have incorporated by reference. In this regard, confirm that all of the Forms 6-K submitted during this period were "furnished," not "filed."

Summary, page 2

8.   Please revise the preamble to state that it highlights the "material" information, not "selected," from the document.

9.   Please provide a chart diagramming Kookmin Bank's organizational structure prior to completion of the stock transfer. If any of the subsidiaries' equity ownership in the bank prior to the stock transfer varies from the equity ownership in the holding company, please explain the reasons for the variation.

The Stock Transfer, page 2

10.   Revise the first paragraph to indicate whether or not common stockholders and American depository shareholders will have the same book value per share immediately after the exchange as they had immediately before the exchange.

Make similar disclosures on page 17 and, if there is any difference, so describe and provide the details and reasons.

11.   Revise to disclose whether or not American depository shareholders must transfer their shares and the impact if they fail to do so.

Risk Factors, page 7

12.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make reference to the company's inability to assure investors that the stock transfer will be completed as scheduled. Instead of stating the company's inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The exercise of appraisal rights …., page 7

13.   Revise to disclose the basis for the price expected to be paid and whether or not there is a maximum number of shares for which appraisal rights are exercised that is a condition for completion of the merger.

Treatment of Kookmin Bank Stock Options, page 21

14.   Revise to disclose the number of options and other derivatives affected by this change and the difference/ amount that will be owed officers and directors as of the most recent practicable date resulting from this change.

Taxes, page 49

15.   Revise to provide examples or illustrations where holders will be responsible for taxes and other governmental charges.

Tax Considerations, page 52

16.   Please state clearly that the discussion in this section is based on an opinion of counsel. Also, please file the tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K.

Related Party Transactions, page 66

17.   With respect to the loans disclosed in this section, please either comply with Item 7.B.2 or with Instruction 2 to Item 7.B of Form 20-F. In addition, disclose the

information in Item 7B on page 156 of the Form 20-F or incorporate by reference such information.

Legal Matters, page 67

18.   We may have comments with respect to the legality opinion. Therefore, please file it as soon as possible.

Exhibit 99.1 – Unaudited Non-Consolidated Financial Statements as of and for the Three Months Ended March 31, 2007 and 2008

19.   We note that your unaudited non-consolidated financial statements as of and for the three months ended March 31, 2007 and 2008 have been prepared in accordance with Korean GAAP. Please tell us how you have complied with the Instructions to Item 8.A.5 of Form 20-F with respect to material variations between Korean GAAP and US GAAP or revise accordingly.

Form 20-F
Major Stockholders and Related Party Transactions, page 156

20.   In future filings, please indicate whether the company's major stockholders have different voting rights from other shareholders. Refer to Item 7.A.1(c) of Form 20-F.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Angela Connell, Staff Accountant, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

cc: By fax 011-852-2160-1001
        Yong G. Lee, Esq.
        Cleary Gottlieb Steen & Hamilton LLP